                                                                    EXHIBIT 99.2

                    [THE BANC STOCK GROUP, INC. LETTERHEAD]


May 27, 1998

Board of Directors
LAKE COMMUNITY BANK
805 Eleventh St
Lakeport, CA 95453

RE: FAIRNESS OPINION LAKE COMMUNITY BANK/WESTERN SIERRA BANCORP, AS AMENDED AND
    RESTATED

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of common shares of Lake Community Bank ("LCB") of the consideration to be received by LCB, in the proposed merger (the "Merger") of LCB with and into Western Sierra Bancorp ("WSB"). Pursuant to the Agreement and Plan of Merger (the "Agreement") and subject to the terms and conditions contained therein, each holder of common shares of LCB will receive, in exchange for common shares of LCB, WSB common shares. The transaction is based on a share value for LCB of 1.75 X book value of LCB to be exchanged based on the determined market value per share of WSB common shares for each share of LCB common stock subject to certain adjustments as described in the Agreement.

We have acted for LCB and for the Board of Directors as financial advisor in connection with this transaction and have received a fee for our services. We have previously provided investment banking and financial advisory services to LCB. We have not provided investment banking or financial advisory services to WSB. We are not a market maker in LCB's common shares.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (I) the Agreement; (II) certain publicly available financial and other data with respect to LCB and WSB including consolidated financial statements for the years 1996 and 1997 and quarterly periods to March 31, 1998;
(III) certain other publicly available financial and other information concerning LCB and WSB; (IV) publicly available information concerning other banks and holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believed relevant to our inquiry; and (V) evaluations and analyses presented to the Board of Directors of LCB thereof in connection with the Merger. We have held discussions with senior management of LCB concerning LCB's past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

We have reviewed with senior management of LCB 1998 earnings projections for LCB as a stand-alone entity, assuming the Merger does not occur, prepared by LCB. We have also reviewed with the senior management of LCB the projected operating cost savings

Lake Community Bank/Fairness Opinion
May 27, 1998
Page Two



of 10% of LCB's non interest expense reasonably expected by WSB resulting from the Merger with LCB. Certain pro forma financial projections for LCB as a stand-alone entity were derived by us based upon the 1998 projections and projected operating cost savings discussed above, as well as our own assessment of general economic, market and financial conditions

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of both LCB and WSB as to the reasonableness of the 1998 financial and operating forecasts, and projected operating cost savings (and the assumptions and bases therefor) provided to us, and we have assumed that such 1998 forecasts and projected operating cost savings reflect the best currently available estimates and judgements of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowances for loan losses for LCB and WSB are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of LCB or WSB, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will be accounted for as a pooling-of-interests) described in the Agreement and assumed the accuracy of the disclosures set forth in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of common shares of LCB of the Exchange Formula as described in the Merger as set forth in the Agreement and does not address LCB's underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (I) the historical and current financial positions and results of operations of LCB and WSB, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for LCB and for WSB; (II) the assets and liabilities for LCB and WSB, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (III) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based only upon conditions as

Lake Community Bank/Fairness Opinion
May 27, 1998
Page Three


they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of LCB and may not be relied upon by any other person or used for any other purpose without our prior written consent except a copy of this letter may be included in LCB's proxy statement with respect to the Merger. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of LCB with respect to any approval of the Merger.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Conversion Rate of the Merger as set forth in the Agreement is fair, from a financial point of view, to the holders of the common shares of LCB.

Very truly yours,

THE BANC STOCK GROUP, INC


/s/ EDWARD E. SCHMIDT
--------------------------------
Edward E. Schmidt
Executive Vice President

Encl.   Prepared Fairness Opinion Report, Dated May 27, 1998
        (provided under separate cover)